Exhibit 99.1
NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS
ANNOUNCES VP, OPERATIONS

Edmonton, Alberta, September 5, 2007 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) is pleased to announce the appointment of Miles Safranovich to Vice President, Operations effective September 1, 2007.

“With his experience and extensive knowledge of the industrial and heavy construction industry, Miles will effectively lead our operating divisions,” said Rod Ruston, President and CEO of NAEP. “Miles has been a valuable member of our executive team and I am confident that he will continue to excel in his new role.”

Mr. Safranovich began his career with NAEP in December 2004 as General Manager, Industrial and Heavy Construction. By June 2005 he became Vice President, Contracts and Technical Services and he was appointed to his most recent role of Vice President, Business Development and Estimating in June 2006. Prior to joining NAEP, Mr. Safranovich worked as an Operations Manager, a Construction Manager and a Project Engineer with Voice Construction for almost 20 years.

Filling the role of Vice President, Business Development and Estimating will be Bernie Robert. Mr. Robert brings a wealth of experience to the position with over nine years at NAEP in various roles including Controller and most recently, Director of Business Development. We are pleased to have Mr. Robert join the NAEP executive team.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in Western Canada.  For more than 50 years, NAEP has provided mining and construction services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca